Filed by Roth CH Acquisition IV Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Roth CH Acquisition IV Co.

Commission File No.: 001-40710

Tigo Energy Reports Full Year 2022 Financial Results

86% Increase in Revenue to Record $81 Million for Full Year 2022

Entered Into Business Combination Agreement with Roth CH Acquisition IV Co. to Become a Public Company

Ended 2022 with Strong Revenue Visibility, Including $96 Million Backlog

CAMPBELL, Calif., March 13, 2023 – Tigo Energy, Inc. ("Tigo", or the "Company"), a leading provider of intelligent solar and energy storage solutions, today reported unaudited financial results for the year ended December 31, 2022.

Full Year 2022 Financial and Operational Highlights

•	Record revenue of $81.3 million, up 86% compared to $43.6 million in 2021

•	Gross profit of $24.8 million, up 96% compared to $12.6 million in 2021, with gross profit margin improving to 30% from 29% in 2021

•	Net loss of $7.0 million, up 45% compared to a net loss of $4.9 million in 2021

•	Adjusted EBITDA, a non-GAAP measure, totaled $2.5 million, an improvement from an Adjusted EBITDA loss of $3.1 million in 2021

•	Ended 2022 with backlog of $96.1 million, up from $14.5 million at the end of 2021

•	Entered into business combination agreement with Roth CH Acquisition IV Co. (NASDAQ: ROCG) (“Roth CH IV” or “ROCG”) on December 5, 2022

•	Entered into an agreement to acquire energy data analytics software company Foresight Energy Ltd., expanding Tigo’s ability to leverage energy consumption and production data for solar energy producers

Management Commentary

“Tigo had an extraordinary year by many measures,” said Zvi Alon, Chairman and CEO of Tigo. “Driven by significant growth within our MLPE solution, we achieved record revenue, nearly doubled our gross profit, and built a robust customer order backlog. In addition, our Energy Intelligence solutions, introduced in late 2021 in the Americas and in the third quarter of 2022 in Europe, are showing strong sales momentum, representing 4% of our 2022 sales and 7% of our backlog at December 31, 2022. For customers searching for higher quality products in the marketplace, our solutions’ open architecture, easy installation, and powerful software clearly resonate.”

“Tigo ended the year on solid financial footing,” added Bill Roeschlein, CFO of Tigo. “Additionally, the Company has already lowered its cost of capital in the first quarter of 2023, by paying off its term debt and raising $50 million in convertible notes. We are confident in the path ahead for Tigo, and look forward to providing more updates in the coming quarters.”

Full Year 2022 Financial Results

Results compare the 2022 fiscal year ended December 31, 2022 to the 2021 fiscal year ended December 31, 2021 unless otherwise indicated.

•	Revenue for 2022 totaled $81.3 million, an 86% increase from $43.6 million in 2021. The increase was primarily due to higher worldwide sales of its TS4 MLPE products, particularly in Europe.

•	Gross profit for 2022 totaled $24.8 million (30% of total revenue), a 96% increase from $12.6 million (29% of total revenue) in 2021.

•	Total operating expenses for 2022 totaled $25.7 million, a 57% increase from $16.4 million in 2021. The increase was primarily due to higher headcount to support the Company’s growth initiatives and M&A transaction expenses associated with the Company’s de-SPAC activities.

•	Net loss for 2022 totaled $7.0 million, compared to net loss of $4.9 million for 2021. Net loss for 2022 included a loss on the extinguishment of debt in the amount of $3.6 million in 2022.

•	Adjusted EBITDA, a non-GAAP financial measure, totaled $2.5 million for 2022, an improvement compared to an Adjusted EBITDA loss of $3.1 million for 2021.

•	Cash and cash equivalents totaled $36.2 million at December 31, 2022, compared to $6.2 million at December 31, 2021. The Company had $20.8 million in principal value debt outstanding at December 31, 2022 which was paid off in February 2023. As previously announced, on January 9, 2023, the Company entered into a definitive agreement with L1 Energy for the purchase of $50 million of newly issued convertible notes to support the Company's future growth opportunities through the deployment of its intelligent solar and energy storage solutions and repayment of existing debt.

About Tigo Energy, Inc.

Founded in 2007, Tigo is a worldwide leader in the development and manufacture of smart hardware and software solutions that enhance safety, increase energy yield, and lower operating costs of residential, commercial, and utility-scale solar systems. Tigo combines its Flex MLPE (Module Level Power Electronics) and solar optimizer technology with intelligent, cloud-based software capabilities for advanced energy monitoring and control. Tigo MLPE products maximize performance, enable real-time energy monitoring, and provide code-required rapid shutdown at the module level. The company also develops and manufactures products such as inverters and battery storage systems for the residential solar-plus-storage market. For more information, please visit www.tigoenergy.com.

About Roth CH Acquisition IV Co.

Roth CH Acquisition IV Co. is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Roth CH is jointly managed by affiliates of Roth Capital Partners and Craig-Hallum Capital Group. Its initial public offering occurred on August 5, 2021 raising approximately $115 million. For more information, visit www.rothch.com.

Additional Information and Where to Find It

This communication relates to the proposed business combination between Tigo Energy, Inc. (“Tigo”) and Roth CH Acquisition IV Co. (“Roth”) (the “Business Combination”). In connection with the Business Combination, Roth filed a registration statement, which includes a preliminary proxy statement/prospectus, with the SEC. The registration statement has not yet been declared effective. If and when the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to shareholders of Roth. This communication is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIGO, ROTH, THE BUSINESS COMBINATION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Business Combination (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Roth upon written request at Roth CH Acquisition IV Co., 888 San Clemente Drive, Suite 400, Newport Beach, CA, 92660.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Roth, Tigo, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Business Combination under the rules of the SEC. Information about Roth’s directors and executive officers and their ownership of Roth’s securities is set forth in filings with the SEC, including Roth’s Annual Report on Form 10-K filed with the SEC on April 7, 2022. To the extent that holdings of Roth’s securities have changed since the amounts included in Roth’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Changes in Ownership on Form 4 filed with the SEC. Additional information regarding the participants will also be included in the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Business Combination and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding the expectation that the Business Combination will occur. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in Roth’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or could otherwise cause the transactions contemplated therein to fail to close; (2) the outcome of any legal proceedings that may be instituted against Roth, Tigo, or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the Shareholders of Roth or Tigo; (4) the inability of Tigo to satisfy other conditions to closing; (5) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (6) the ability to meet stock exchange listing standards in connection with and following the consummation of the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations of Tigo as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Roth to grow and manage growth profitably, grow its customer base, maintain relationships with customers and suppliers and retain its management and key employees; (9) the impact of the COVID-19 pandemic on the business of Tigo and Roth (including the effects of the ongoing global supply chain shortage); (10) Tigo’s limited operating history and history of net losses; (11) costs related to the Business Combination; (12) changes in applicable laws or regulations; (13) the possibility that Tigo or Roth may be adversely affected by other economic, business, regulatory, and/or competitive factors; (14) Tigo’s estimates of expenses and profitability; (15) the evolution of the markets in which Tigo competes; (16) the ability of Tigo to implement its strategic initiatives and continue to innovate its existing products; (17) the ability of Tigo to adhere to legal requirements with respect to the protection of personal data and privacy laws; (18) cybersecurity risks, data loss and other breaches of Tigo’s network security and the disclosure of personal information; and (19) the risk of regulatory lawsuits or proceedings relating to Tigo’s products or services.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Roth and Tigo or the date of such information in the case of information from persons other than Roth and Tigo, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Tigo’s industry and end markets are based on sources we believe to be reliable, however, there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measure: Adjusted EBITDA. The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

We use Adjusted EBITDA for financial and operational decision-making and as a means to evaluate period-to-period comparisons. We define Adjusted EBITDA, a non-GAAP financial measure, as earnings (loss) before interest expense, income tax expense (benefit), depreciation and amortization, as adjusted to exclude stock-based compensation and merger transaction related expenses.  We believe that Adjusted EBITDA provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our recurring core business operating results. We believe that both management and investors benefit from referring to Adjusted EBITDA in assessing our performance and when planning, forecasting, and analyzing future periods. Adjusted EBITDA also facilitates management’s internal comparisons to our historical performance and liquidity as well as comparisons to our competitors’ operating results. We believe Adjusted EBITDA is useful to investors both because it (i) allows for greater transparency with respect to key metrics used by management in its financial and operational decision-making and (ii) is used by our institutional investors and the analyst community to help them analyze the health of our business.

The items excluded from Adjusted EBITDA may have a material impact on our financial results. Certain of those items are non-recurring, while others are non-cash in nature. Accordingly, the Adjusted EBITDA is presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with GAAP.

There are a number of limitations related to the use of non-GAAP financial measures. We compensate for these limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures and evaluating these non-GAAP financial measures together with their relevant financial measures in accordance with GAAP.

Investor Relations Contacts

Matt Glover or Tom Colton

Gateway Group, Inc.

(949) 574-3860

TYGO@gatewayir.com

Tigo Energy, Inc.

Condensed Consolidated Balance Sheets

(in thousands)

(unaudited)

	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$36,194	$6,184
Restricted cash	1,523	1,290
Accounts receivable, net	15,816	3,879
Inventory, net	24,915	10,069
Deferred issuance costs	2,221	—
Notes receivable	456	—
Prepaid expenses and other current assets	3,976	1,526
Total current assets	85,092	22,948
Property and equipment, net	1,652	932
Operating right-of-use assets	1,252	—
Other assets	82	78
Total assets	$88,078	$23,958

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$23,286	$12,252
Accrued expenses and other current liabilities	5,282	1,574
Deferred revenue, current portion	50	48
Warranty liabilities, current portion	392	179
Operating lease liabilities, current portion	578	—
Current maturities of long-term debt	10,000	8,000
Total current liabilities	39,588	22,053
Deferred rent	—	135
Warranty liability, net of current portion	3,959	3,214
Deferred revenue, net of current portion	172	184
Long-term debt, net of current maturities and unamortized debt issuance costs	10,642	1,411
Operating lease liabilities, net of current portion	762	—
Preferred stock warrant liability	1,507	487
Total liabilities	56,360	27,484
Convertible preferred stock	87,140	46,370

Stockholders’ deficit:
Common stock	2	2
Additional paid-in capital	6,521	5,383
Notes receivable from related parties	—	(103)
Accumulated deficit	(62,125)	(55,178)
Total stockholders’ deficit	(55,692)	(49,896)
Total liabilities, convertible preferred stock and stockholders’ deficit	$88,078	$23,958

Tigo Energy, Inc.

Condensed Consolidated Statement of Income

(in thousands, except share and per share data)

(unaudited)

	Year ended December 31,
	2022	2021
Revenue, net	$81,323	$43,642
Cost of revenue	56,552	31,003
Gross profit	24,771	12,639
Operating expenses:
Research and development	5,682	5,763
Sales and marketing	10,953	7,571
General and administrative	9,032	3,019
Total operating expenses	25,667	16,353
Loss from operations	(896)	(3,714)
Other expenses (income):
Change in fair value of preferred stock warrant liability	1,020	192
Change in fair value of derivative liability	—	68
Loss (gain) on debt extinguishment	3,613	(1,801)
Interest expense	1,494	2,506
Other income, net	(57)	(16)
Total other expenses, net	6,070	949
Loss before income tax expense	(6,966)	(4,663)
Income tax expense	71	200
Net loss	$(7,037)	$(4,863)

Tigo Energy, Inc.

Non-GAAP Financial Measures

(in thousands)

(unaudited)

Reconciliation of Net Income Attributable to Common Stockholders (GAAP) to Adjusted EBITDA (Non-GAAP)

	Year Ended
	December 31,
	2022	2021
Loss from operations, as reported	$(896)	$(3,714)
Depreciation and amortization	562	419
Stock-based compensation	813	179
M&A transaction expenses	2,000	-
Adjusted EBITDA	$2,479	$(3,116)

We encourage investors and others to review our financial information in its entirety and not to rely on any single financial measure.